UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[  ]    Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [X] Form 10-Q  [  ]
Form N-SAR [  ] for period ended:  March 29, 1998.

[  ]   Transition Report on Form 10-K

[  ]   Transition Report on Form 20-F

[  ]   Transition Report on Form 11-K

[  ]   Transition Report on Form 10-Q

[  ]   Transition Report on Form N-SAR
       For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

        Full Name of Registrant:  Encore Computer Corporation
        Former Name if Applicable:
        Address of Principal Executive Office (Street and Number)

        6901 West Sunrise Boulevard
        Fort Lauderdale, Florida   33313




PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed.  (Check box if appropriate)           [X]

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        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

On March 2, 1998, the Company signed a letter of intent with Gores Technology Group to sell the assets of the Company's real-time business for approximately $5.5 million. The transaction is subject to the satisfactory completion of due diligence by Gores, the negotiation and execution of a definitive asset purchase agreement and the satisfaction of any closing conditions set forth in such agreement, including Encore shareholder approval.

The definitive agreement is expected to signed within the extension period, and accordingly, appropriate comments need to be incorporated in the 10Q


PART IV -- OTHER INFORMATION


        (1) Name and telephone number of person to contact in regard to this notification:

        Linda J. Matthews                             954
316-4421
        (Name)                                     (Area Code)
(Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes     [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes     [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ENCORE COMPUTER CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 14, 1998              By: KENNETH G. FISHER
                                                Kenneth G.Fisher,
                                                Chairman of the Board
                                                Chief Executive Officer


                                By:LINDA J. MATTHEWS
                                                Linda J. Matthews,
                                                Corporate Controller


ENCORE COMPUTER CORPORATION
Attachment  per Instructions to Part IV(3)


Net sales for the three month periods ended March 29, 1998 and March 30, 1997 were $4,722,000 and $8,333,000, respectively. For the three month period ended March 29, 1998, equipment sales decreased 63% to $1,543,000 when compared to $4,183,000 for the three month period ended March 30, 1997. Service revenues for the three month periods ended March 29, 1998 and March 30, 1997 were $3,179,000 and $4,150,000, respectively. Real-time equipment sales for the three month period ended March 29, 1998 were $1,543,000 compared to $2,949,000 for the same period in 1997. Storage product equipment sales for the three months ended March 30, 1997 were $1,234,000. The Company had no storage product equipment sales for the three month period ended March 29, 1998 as a result of the Sun Transaction. Real-time service revenues were $3,179,000 for the three month period ended March 29, 1998, compared to $4,150,000 for the same period of 1997. No service revenues were derived from the storage product business in the first three months of either 1998 or 1997. The Company's operating loss for the three month period in 1998 was $652,000 compared to an operating loss of $18,019,000 for the same period in 1997.

Equipment sales as a percentage of total net sales for the three months ended March 29, 1998 and March 30, 1997 were 33%, and 50%, respectively. For real-time equipment sales, the respective percentages were 33%, and 35% of total net sales in the three month periods ended March 29, 1998 and March 30, 1997, respectively. Storage product sales for the three months ended March 30, 1997 were 15% of total net sales. The decrease in equipment sales for the three month period in 1998 is primarily due to certain of the Company's traditional real-time products having reached the end of their product life cycle. International equipment sales decreased 37% to $870,000 for the three months ended March 29, 1998. International real-time product sales decreased 63% to $870,000 from $2,327,000 for the period ended March 30, 1997. Domestic equipment sales decreased 76% to $673,000 for the period ended March 29, 1998 compared to the period ended March 30, 1997, with storage product sales decreasing to $0 from

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$2,177,000.

Continued declining service revenues reflect the effect on the service business of: (i) the Company's prolonged decline in equipment sales; (ii) the price competitiveness of the marketplace; and (iii) the completion of long running government programs and subsequent deinstallation of systems. The Company expects this trend to continue. International service sales decreased 29% to $1,818,000 for the three month period ended March 29, 1998, while domestic service sales decreased 14% to $1,361,000 compared to the three month period in 1997. No service sales were derived from the storage product business for the periods ended March 29, 1998 and March 30, 1997.

International net sales decreased 32% (45% for real-time) for the three month period ended March 29, 1998 when compared to the same period in 1997. Domestic net sales decreased 54% (8% for real-time) for the three month period ended March 29, 1998 when compared to the 1997 three month period. International sales for the three months ended March 29, 1998 were $2,688,000, or 57% of total net sales. International real-time net sales for the three months ended March 30, 1997 were $4,888,000, or 59% of total net sales.

Total cost of sales decreased in the three month period ended March 29, 1998 to $2,562,000 ($2,562,000 for real-time and $0 for storage product), from $11,445,000 ($7,212,000 for real-time and $4,233,000 for storage product) from the same period in 1997. The decrease was due generally to lower sales volumes and lower spending resulting from the Sun Transaction.

Cost of equipment sales for the three month period ended March 29, 1998 were $590,000 or 12% of net sales. Cost of real-time equipment sales for the three month period ended March 30, 1997 were $2,943,000 or 35% of net sales. Cost of storage product sales exceeded storage product sales by $2,999,000 for the three month period ended March 30, 1997. Gross margins on real-time equipment sales were $953,000 and $6,000, or 62% and .2% for the three month periods ended March 29, 1998 and March 30, 1997, respectively. A negative gross margin was generated by the storage product business of $2,999,000 for the three month period ended March 30, 1997.

Equipment gross margins for the three months ended March 29, 1998 were $953,000 or 62% of equipment sales. Equipment gross margins were negatively impacted for the same period in 1997 due to the discounting of storage products in order to penetrate the marketplace and establish reference accounts. Warranty costs related to the Storage Product in 1997 were also higher than anticipated due to engineering changes on current installations and spare part inventory. Factory variances related to lower production volumes and underutilization of manufacturing capacity also lowered gross margin in the three month period ended March 30, 1997.

For the three month period ended March 29, 1998, service gross margins were $1,207,000 compared to a loss of $119,000 for the same period in 1997. For the three month period in 1997, service margins were reduced for investments in various programs and infrastructure necessary to support the storage product line. The Company invested $1,400,000 (34% of service sales) in the three month period ended March 30, 1997. Sun purchased all fixed assets and spares inventory related to the storage product and hired all storage product service personnel.

All service sales are derived from installed real-time products and the cost structure within the service department is highly variable due to the utilization of service partners. Therefore, as revenues decline, costs decline as well. Moreover, management continues to reduce fixed costs on an ongoing basis. Gross margins on real-time service sales were $1,207,000 (38%), and $1,281,000 (31%) for the three month periods ended March 29,

1998 and March 30, 1997, respectively.

Research and development expenses for the three month period ended March 29, 1998 were $416,000 compared to $7,269,000 for the same period in 1997. The decrease in 1998 expenses is primarily the result of the Sun Transaction. Sun either hired or contracted 147 or 68% of total research and development personnel. Research and development expenses as a percentage of net sales decreased to 9% for the three month period in 1998, compared to 87% in 1997.

In December 1997, the Company established a separate research and development organization to focus on opportunities in the Microsoft NT environment. However, in January 1998, as more fully discussed in Note C of the Notes to Condensed Consolidated Financial Statements, the Board of Directors voted not to pursue the NT opportunity.

Sales, general and administrative ("SG&A") expenses for the three month period ended March 29, 1998 were $1,652,000 compared to $7,638,000 for the same period in 1997. The decrease in expenses was due primarily to the Sun Transaction. As a percentage of net sales, SG&A expenses were 35% and 92% for the three month periods ended March 29, 1998 and March 30, 1997, respectively.

Sun hired 65 storage product sales and marketing personnel or 45% of the Company's total sales and marketing employees. Subsequently, the Company downsized the real-time sales and marketing organization to 30 employees.

Interest expense decreased in the three month period ended March 29, 1998 to $12,000 from $1,399,000 in the same period of 1997 due to the repayment of the Gould debt in connection with the Sun Transaction.

Other expense, net, was lower for the three month period of 1998 than the same period in 1997 due principally to lower foreign exchange losses and losses on the sale of certain fixed assets.

Income taxes provided for the three month periods in 1998 and 1997 relate to operations of foreign subsidiaries.